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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                           MTR GAMING GROUP, INC.
                       -------------------------------
                              (Name of Issuer)

                                Common Stock
                       -------------------------------
                       (Title of Class of Securities)

                                  553769100
                       -------------------------------
                               (CUSIP Number)

                              Edson R. Arneault
                             State Route 2 South
                        Chester, West Virginia 26034
                               (304) 387-5712
                       -------------------------------
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                              JANUARY 15, 1992*
                       -------------------------------
           (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]



-----------------------------------
*See Attached Schedule 1.


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CUSIP NO. 553769100
--------------------------------------------------------------------------------
         (1)      NAME OF REPORTING PERSON
                  Edson R. Arneault
--------------------------------------------------------------------------------
         (2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)   [ ]
                                                                      (b)   [ ]
--------------------------------------------------------------------------------
         (3)      SEC USE ONLY

--------------------------------------------------------------------------------
         (4)      SOURCE OF FUNDS
                                       OO
--------------------------------------------------------------------------------
         (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
--------------------------------------------------------------------------------
         (6)      CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States
--------------------------------------------------------------------------------
NUMBER OF                  (7)  SOLE VOTING POWER
                           Initially 541,299 shares acquired on January 15, 1992
                           increasing to 4,065,567 on August 23, 1999 as
SHARES                     described in Schedule 1 hereto.
                  --------------------------------------------------------------
BENEFICIALLY               (8)  SHARED VOTING POWER

OWNED BY          --------------------------------------------------------------
                           (9)  SOLE DISPOSITIVE POWER
EACH                       Initially 541,299 shares acquired on January 15, 1992
                           increasing to 4,065,567 on August 23, 1999 as
REPORTING                  described in Schedule 1 hereto.
                  --------------------------------------------------------------
PERSON WITH                (10)  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
                           (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    4,065,567 shares (as of August 23, 1999)

--------------------------------------------------------------------------------
                           (12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                                 EXCLUDES CERTAIN SHARES                    [ ]
--------------------------------------------------------------------------------
                           (13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN
                                 ROW (11)
                                    19.2%   (as of August 23, 1999)
--------------------------------------------------------------------------------
                           (14)  TYPE OF REPORTING PERSON (1)

                                    IN
--------------------------------------------------------------------------------

(1) Edson R. Arneault owns 4,065,567 shares of the Issuer (the "Securities") directly and indirectly through one or more partnerships or other entities. Mr. Arneault exercises sole voting and investment power over all the Securities owned by all such partnerships and other entities.

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ITEM 1.  SECURITY AND ISSUER

     (a)  Common Stock, $.00001 par value
     (b) MTR Gaming Group, Inc., State Route 2 South, P.O. Box 358, Chester, West Virginia 26034

ITEM 2.  IDENTITY AND BACKGROUND

     (a) This statement is filed by Edson R. Arneault. Mr. Arneault owns the Securities directly and indirectly, through one or more partnerships or other entities. He exercises sole voting and investment power over all the Securities.

     (b) The address of the principal place of business and principal office of Edson R. Arneault is Route 2 South, Chester, West Virginia 26034.

     (c) The principal occupation of Edson R. Arneault is as the President, Chief Executive Officer, Chief Financial Officer and Chairman of the Board of MTR Gaming Group, Inc.

     (d) Edson R. Arneault has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Edson R. Arneault has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or which found any violation with respect to such laws.

     (f)  Edson R. Arneault is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The Securities were acquired by Mr. Arneault directly and indirectly through third parties under Mr. Arneault's control, by (i) vending of assets including real property and other assets in exchange for shares; (ii) conversion of unpaid salary into shares; (iii) conversion of certain debts into shares;
(iv) waiver of registration rights; and (v) loans from the Issuer evidenced by Promissory Notes issued by Mr. Arneault dated August 31, 1998 and August 24, 1999 (the terms of the August 31, 1998 Note were amended pursuant to a Letter Agreement and Stock Pledge Agreement between Mr. Arneault and the Issuer and the August 24, 1999 Note is subject to the terms of a Stock Pledge Agreement also entered into by Mr. Arneault and the Company). Please see "Item 7 -- Material to be filed as Exhibits."

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ITEM 4.  PURPOSE OF TRANSACTION

     The purpose of the acquisition of the Securities is for investment.

     Other than as set forth above, Mr. Arneault does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) The aggregate percentage of shares reported beneficially owned by Mr. Arneault herein is based on 21,222,849 shares of Common Stock outstanding at November 8, 1999, as reflected in the Form 10-Q of the Company for the three months ending September 30, 1999.

     (b) Mr. Arneault possesses and exercises voting and investment power over all the Securities. By reason of the provisions of Rule 13d-3 of the Act, Mr. Arneault may be deemed to own beneficially 4,065,567 Shares of Securities, constituting approximately 19.2% of the outstanding shares of Common Stock of the Issuer.

     (c) Mr. Arneault has not effected any transactions in the Securities during the past 60 days. Acquisitions and dispositions of the Issuer's Common Stock by Mr. Arneault directly and indirectly (through third party entities) have been previously disclosed in filings by Mr. Arneault and the Issuer with the Securities and Exchange Commission.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Other than with respect to third party entities and other transactions described herein, there are no contracts, understandings or relationships (legal or otherwise) among the person named in Item 2 hereof and between any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the Shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     There is filed herewith the following Exhibits:

     EXHIBIT 1 -- Promissory Note dated August 31, 1998 executed by Edson R.
                  Arneault.

     EXHIBIT 2 -- Promissory Note dated August 24, 1999 executed by Edson R.
                  Arneault.

     EXHIBIT 3 -- Letter Agreement between the Issuer and Edson R. Arneault dated August 30, 1999.

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     EXHIBIT 4 -- Stock Pledge Agreement between the Issuer and Edson R.
                  Arneault dated August 30, 1999 with respect to pledge of 378,415 shares.

     EXHIBIT 5 -- Stock Pledge Agreement between the Issuer and Edson R.
                  Arneault dated August 30, 1999 with respect to pledge of 141,336 shares.

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                       November 24, 1999

                                       /s/ Edson R. Arneault
                                       ---------------------
                                       Edson R. Arneault

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                                   SCHEDULE 1

         Additional dates of events which require filing of this statement(1):

May 7, 1993          -- Acquisition of 226,286 shares through a third party
                     entity controlled by Mr. Arneault.

August 5, 1993       -- Shareholder approval of grant of options to purchase
                     381,334 shares of which options to purchase 240,000 shares have expired and 141,334 have been exercised.

September 11, 1995   -- Shareholder approval of grant of options to purchase
                     300,000 shares expiring January 23, 2001.

October 2, 1995      -- Approval of issuance of 329,126 shares through a
                     third party entity controlled by Mr. Arneault.

September 24, 1996   -- Issuance of 362,866 shares to Mr. Arneault in lieu of
                     certain salary and vacation benefits.

October 15, 1996     -- Shareholder approval of grant of options to purchase
                     378,415 shares all of which options have been exercised.

March 10, 1998       -- Shareholder approval of grant of options to purchase
                     700,000 shares expiring March 10, 2003.

October 21, 1998     -- Shareholder approval of grant of options to purchase
                     300,000 shares expiring January 26, 2003.

February 29, 1999    -- Shareholder approval of grant of options to purchase
                     200,000 shares expiring February 23, 2004.

August 23, 1999      -- Shareholder approval of grant of options to purchase
                     300,000 shares expiring February 23, 2004.

----------------------------------
(1) Additional dates reflect material acquisitions of shares subsequent to Mr. Arneault's initial acquisition of an aggregate amount of 541,299 shares of the Issuer's Common Stock on January 15, 1992 through third party entities controlled by Mr. Arneault. This information does not include dates of other individual non-material acquisitions and dispositions of shares subsequent to January 15, 1992 directly, and indirectly through third party entities, by Mr. Arneault which in the aggregate amount to the acquisition of an additional 286,241 shares of the Issuer's Common Stock.


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